EXHIBIT D

FOX ENTERTAINMENT GROUP, INC.

FOX ENTERTAINMENT GROUP, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions except share and per share amounts)

	For the three months ended December 31,		For the six months ended December 31,
	2002	2001	2002	2001
Revenues	$3,150	$2,741	$5,494	$4,806
Expenses:
Operating	2,296	2,123	3,882	3,638
Selling, general and administrative	309	304	631	609
Depreciation and amortization	45	100	92	203
Other operating charge	—	909	—	909

Operating income (loss)	500	(695)	889	(553)

Other income (expense):
Interest expense, net	(49)	(66)	(95)	(138)
Equity earnings (losses) of affiliates	(12)	(58)	(10)	(109)
Minority interest in subsidiaries	(7)	(11)	(16)	(22)
Other, net	—	1,585	—	1,585

Income before provision for income tax expense and cumulative effect of accounting change	432	755	768	763
Provision for income tax expense on a stand-alone basis	(149)	(300)	(271)	(304)

Income before cumulative effect of accounting change	283	455	497	459
Cumulative effect of accounting change, net of tax	—	—	—	(26)

Net income	$283	$455	$497	$433

Basic and diluted earnings per share before cumulative effect of accounting change	$0.32	$0.54	$0.58	$0.56
Basic and diluted cumulative effect of accounting change, net of tax, per share	—	—	—	(0.04)

Basic and diluted earnings per share	$0.32	$0.54	$0.58	$0.52

Basic and diluted weighted average number of common equivalent shares outstanding	874	847	862	827

The accompany notes are an integral part of these unaudited consolidated condensed financial statements.

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in millions except share and per share amounts)

	As of December 31, 2002	As of June 30, 2002
	(unaudited)	(audited)

Assets:
Cash and cash equivalents	$70	$56
Accounts receivable, net	3,626	2,577
Filmed entertainment and television programming costs, net	3,197	3,062
Investments in equity affiliates	1,508	1,424
Property and equipment, net	1,476	1,501
Intangible assets, net	8,665	8,076
Goodwill, net	4,821	5,093
Other assets and investments	958	1,087

Total assets	$24,321	$22,876

Liabilities and Shareholders’ Equity:
Liabilities:
Accounts payable and accrued liabilities	$1,850	$1,844
Participations, residuals and royalties payable	1,524	1,129
Television programming rights payable	1,533	1,428
Deferred revenue	493	500
Borrowings	95	942
Deferred income taxes	2,070	1,912
Other liabilities	579	735

	8,144	8,490
Due to affiliates of News Corporation	1,590	1,413

Total liabilities	9,734	9,903

Minority interest in subsidiaries (Note 12)	781	878

Commitments and contingencies

Shareholders’ Equity:
Preferred stock, $.01 par value per share; 100,000,000 shares authorized; 0 shares issued and outstanding as of December 31 and June 30, 2002	—	—
Class A Common stock, $.01 par value per share; 1,000,000,000 authorized; 352,436,375 and 302,436,375 issued and outstanding as of December 31 and June 30, 2002, respectively	4	3
Class B Common stock, $.01 par value per share; 650,000,000 authorized; 547,500,000 issued and outstanding as of December 31 and June 30, 2002	6	6
Additional paid-in capital	12,780	11,569
Retained earnings and accumulated other comprehensive income	1,016	517

Total shareholders’ equity	13,806	12,095

Total liabilities and shareholders’ equity	$24,321	$22,876

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOX ENTERTAINMENT GROUP, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in millions)

	For the six months ended December 31,
	2002	2001
Operating activities:
Net income	$497	$433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	92	203
Amortization of cable distribution investments	63	54
Other operating charge	—	909
Cumulative effect of accounting change, net of tax	—	26
Equity (earnings) losses of affiliates and distributions	13	126
Minority interest in subsidiaries	7	5
Other, net	—	(1,585)
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable and other assets	(1,029)	(699)
Filmed entertainment and television programming costs, net	(265)	(390)
Accounts payable and accrued liabilities	385	718
Participations, residuals and royalties payable and other liabilities	395	210

Net cash provided by operating activities	158	10

Investing activities:
Acquisitions, net of cash acquired	(430)	(525)
Proceeds from the sale of investments in equity affiliates	—	1,683
Investments in equity affiliates	(87)	(162)
Other investments	(9)	(43)
Purchases of property and equipment	(63)	(37)
Disposals of property and equipment	9	10

Net cash (used in) provided by investing activities	(580)	926

Financing activities:
(Repayments) borrowings, net	(852)	(168)
(Decrease) increase in Minority interest in subsidiaries	(1)	—
(Decrease) increase in Preferred Interests	(99)	8
Proceeds from the issuance of common stock	1,211	—
Advances from (repayments to) affiliates of News Corporation, net	177	(787)

Net cash provided by (used in) financing activities	436	(947)

Net increase (decrease) in cash and cash equivalents	14	(11)
Cash and cash equivalents, beginning of year	56	66

Cash and cash equivalents, end of year	$70	$55

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

Fox Entertainment Group, Inc. (the “Company”) is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. The Company is a majority-owned subsidiary of The News Corporation Limited (“News Corporation”), which, as of December 31, 2002, held equity and voting interests in the Company of 80.58% and 97%, respectively.

The accompanying unaudited consolidated condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these unaudited consolidated condensed financial statements. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year ended June 30, 2003.

These interim unaudited consolidated condensed financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission on September 20, 2002.

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

During the six months ended December 31, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, goodwill, indefinite-lived intangible assets and excess cost over the Company’s share of equity investees’ assets will no longer be amortized, resulting in a reduction of Depreciation and amortization expense and an improvement in Equity earnings (losses) of affiliates. (See Note 4).

In November 2001, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force No. (“EITF”) 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which was effective for the Company as of January 1, 2002. This EITF, among other things, codified the issues and examples of EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” EITF No. 00-25 states that customer incentives, which consist of the amortization of cable distribution investments (capitalized fees paid to a cable or direct broadcast satellite (“DBS”) operator to facilitate the launch of a cable network), should be presented as a reduction in revenue in the consolidated condensed statements of operations. As required, the Company has reclassified the amortization of cable distribution investments against revenues for all periods presented. The amortization of cable distribution investments had previously been included in Depreciation and amortization. Operating income, Net income and Earnings per share are not affected by this reclassification. This reclassification affects the Company’s and the Cable Network Programming segment’s revenues. The effect of the reclassification on the Company’s revenues is as follows:

	For the three months ended December 31,		For the six months ended December 31,
	2002	2001	2002	2001
	(in millions)
Gross Revenues	$3,182	$2,769	$5,557	$4,860
Amortization of cable distribution investments	(32)	(28)	(63)	(54)

Revenues	$3,150	$2,741	$5,494	$4,806

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1—Basis of Presentation—continued

Fox Family Worldwide, Inc. (“FFW”), formerly an equity affiliate of the Company until it was sold in October 2001, adopted Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films” on July 1, 2001, at which time it recorded a one-time, non-cash charge of approximately $53 million as a cumulative effect of accounting change. The Company’s share, approximately $26 million, has been accounted for as a cumulative effect of accounting change in the accompanying unaudited consolidated condensed statement of operations for the six months ended December 31, 2001.

Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation.

Note 2—Comprehensive Income

Comprehensive income is as follows:

	For the three months ended December 31,		For the six months ended December 31,
	2002	2001	2002	2001
	(in millions)
Net income	$283	$455	$497	$433
Other comprehensive income:
Foreign currency translation adjustments	8	(12)	2	(9)

Total comprehensive income	$291	$443	$499	$424

Note 3—Issuance of Common Stock

In May 2002, the Company filed a Form S-3 with the Securities and Exchange Commission, which allows the Company to issue, from time to time, Class A Common Stock and/or debt securities for aggregate proceeds of up to $2.5 billion. In November 2002, the Company sold 50 million shares of its Class A Common Stock for net proceeds of approximately $1.2 billion. The Company used the net proceeds to reduce obligations due to affiliates of News Corporation. Upon consummation of the offering, News Corporation’s equity and voting interests in the Company decreased from 85.32% and 97.84% to 80.58% and 97%, respectively.

Note 4—Goodwill and Other Intangible Assets

Effective July 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 eliminates the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Company’s share of equity investees’ assets and supersedes Accounting Principles Board Opinion (“APB”) No. 17, “Intangible Assets,” and replaces it with requirements to assess goodwill and indefinite-lived intangible assets annually for impairment. Intangible assets that are deemed to have a finite life will continue to be amortized over their useful lives. SFAS No. 142 required the Company to perform an initial impairment assessment of its goodwill and indefinite-lived intangible assets as of the date of adoption. This impairment assessment compared the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Company has determined that none of its goodwill and indefinite-lived intangible assets are impaired. In addition, for goodwill and other intangibles acquired in business combinations consummated before July 1, 2001, SFAS No. 141, “Business Combinations,” requires the Company to reclassify to goodwill those intangibles (and their related deferred tax liabilities) that do not meet the criteria in SFAS No. 141 for recognition apart from goodwill and to reclassify to intangibles those amounts reported as goodwill that meet the SFAS No. 141 criteria for separate recognition. Accordingly, the Company has made several reclassifications between goodwill and other intangibles as of the date of the adoption.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 4—Goodwill and Other Intangible Assets—continued

The Company’s intangible assets and related accumulated amortization are as follows:

	As of June 30, 2002
	Gross	Accumulated Amortization	Net	Weighted average useful lives
	(in millions)
Intangible assets not subject to amortization
FCC licenses	$8,437	$(1,101)	$7,336	Indefinite- lived
Franchise rights and other	750	(14)	736	Indefinite- lived

	9,187	(1,115)	8,072

Intangible assets subject to amortization	60	(56)	4	4.3 years

Total Intangibles	$9,247	$(1,171)	$8,076

	As of December 31, 2002
	Gross	Accumulated Amortization	Net
	(in millions)
Intangible assets not subject to amortization
FCC licenses	$9,559	$(1,101)	$8,458
Franchise rights and other	228	(21)	207

	9,787	(1,122)	8,665

Intangible assets subject to amortization	60	(60)	—

Total Intangibles	$9,847	$(1,182)	$8,665

Aggregate amortization expense for the three and six months ended December 31, 2002 was $0 and $4 million, respectively. As of December 31, 2002, all remaining intangible assets were determined to have indefinite lives.

The changes in the carrying value of goodwill, by segment, is as follows:

	Filmed Entertainment	Television Stations	Television Broadcast Network	Cable Network Programming	Total Goodwill
	(in millions)
Balance as of June 30, 2002	$356	$2,246	$—	$2,491	$5,093
Adoption of SFAS No. 142	124	(129)	—	(40)	(45)
Purchase price adjustments(1)	—	(575)	—	348	(227)

Balance as of December 31, 2002	$480	$1,542	$—	$2,799	$4,821

(1)	Adjustments primarily relate to the purchase price allocations for the acquisitions of Chris Craft Industries, Inc., Speedvision Network LLC and WPWR-TV.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 4—Goodwill and Other Intangible Assets—continued

The following table provides a reconciliation of reported Income before cumulative effect of accounting change for the three and six months ended December 31, 2001 to Adjusted income before cumulative effect of accounting change that would have been reported had SFAS No. 142 been adopted as of July 1, 2001.

	For the three months ended December 31, 2001		For the six months ended December 31, 2001
	Income before cumulative effect of accounting change	Basic and diluted earnings per share before cumulative effect of accounting change	Income before cumulative effect of accounting change	Basic and diluted earnings per share before cumulative effect of accounting change
	(in millions, except per share amounts)
As reported—historical basis	$455	$0.54	$459	$0.56
Add: Goodwill amortization	21	0.03	37	0.04
Add: Intangible amortization	32	0.04	72	0.09
Add: Intangible amortization related to equity investees	12	0.01	28	0.03
Income tax impact of the above adjustments	(15)	(0.02)	(35)	(0.04)

Adjusted income before cumulative effect of accounting change	$505	$0.60	$561	$0.68

Note 5—Borrowings

In June 2002, the Company and its subsidiary, Fox Sports Networks, LLC, irrevocably called for redemption all of the outstanding 9 3/4% Senior Discount Notes due 2007 and all of the outstanding 8 7/8% Senior Notes due 2007 (collectively, the “Notes”). The Notes were fully redeemed in August 2002. The Company recorded a pre-tax loss of $42 million on the early redemption of the Notes in the consolidated statement of operations for the year ended June 30, 2002, in accordance with SFAS No. 145.

The Company has a single-film production financing arrangement for approximately $95 million, which was secured by the film assets and bears interest at approximately 1.9% for fiscal 2003. The film production financing is due to mature during the current fiscal year.

Note 6—Other operating charge

The Company has several multi-year sports rights agreements, including a contract with the National Football League (“NFL”) through fiscal year 2006, contracts with the National Association of Stock Car Auto Racing (“NASCAR”) through fiscal year 2013 and a contract with Major League Baseball (“MLB”) through fiscal year 2007. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The NFL and NASCAR contracts contain certain early termination clauses that are exercisable by the NFL and NASCAR.

The Company continually evaluates the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. At December 31, 2001, the Company recorded an Other operating charge of $909 million. This charge related to a change in accounting estimate on the Company’s national

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 6—Other operating charge—continued

sports rights agreements caused by the downturn in the advertising market, which caused the Company to write off programming costs inventory and to provide for estimated losses on these contracts over their estimated terms. This evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11th and the industry-wide reduction of projected long-term advertising growth rates, all of which resulted in the Company’s estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs, the results of these lower revenue estimates indicated that the Company would generate a loss over the estimated remaining term of the sports contracts.

In accordance with APB Opinion No. 20, “Accounting Changes,” the Company has determined that the impact of the charge on Basic and diluted earnings (loss) per share, net of tax benefit of $346 million, for the three and six months ended December 31, 2001 was $0.66 and $0.68 loss per share, respectively.

The costs of these sports contracts are charged to expense based on the ratio of each period’s operating profits to estimated total operating profit of the contract. Considering the provision of $909 million for estimated losses and absent a difference between the actual future revenues and costs as compared to the estimated future revenues and costs, no operating profit or loss will be recognized by the Company over the estimated remaining term of the sports contracts.

The profitability of these long-term national sports contracts as discussed above is based on the Company’s best estimates at December 31, 2002, of directly attributable revenues and costs; such estimates may change in the future, and such changes may be significant. Should revenues decline from estimates applied at December 31, 2002, an additional loss will be recorded. Should revenues improve as compared to estimated revenues, then none of the recorded loss will be restored, but the Company will have a positive operating profit, which will be recognized over the estimated remaining contract term.

As of December 31, 2002, there have been no significant changes in the Company’s estimates from those employed as of December 31, 2001.

Note 7—Chris-Craft Acquisition

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, “Chris-Craft”). The consideration for the acquisition was approximately $2 billion in cash and approximately $3 billion in News Corporation American Depositary Receipts representing preferred limited voting ordinary shares (“ADRs”). Simultaneously with the closing of the acquisition, News Corporation transferred $3,432 million of net assets, constituting Chris-Craft’s ten television stations (the “Acquired Stations”) to the Company in exchange for 122,244,272 shares of the Company’s Class A Common Stock and net indebtedness of $48 million (the “Exchange”), thereby increasing News Corporation’s ownership in the Company from 82.76% to 85.25%. The Company assigned the licenses issued by the Federal Communications Commission (“FCC”) for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. News Corporation acquired Chris-Craft and transferred to the Company the Acquired Stations in order to strengthen the Company’s existing television station business. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

The Company consolidated the results of operations of the Acquired Stations as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Company from controlling the station and required its disposal (see description of Clear Channel swap below). For financial reporting purposes, in accordance with EITF 90-5, “Exchanges of Ownership Interests between Entities under Common Control,” the Company recognized the assets and liabilities of Chris-Craft based upon their acquired basis in the News Corporation merger and issued equity to News Corporation at that value.

In October 2001, the Company exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the “Clear Channel swap”). In addition, in November 2001, the Company exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 7—Chris-Craft Acquisition—continued

Houston (the “Viacom swap”). In June 2002, the Company exchanged KPTV-TV in Portland for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala (the “Meredith swap”, and together with the Viacom and Clear Channel swaps, the “Station Swaps”). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by the Company as a result of the Station Swaps.

The purchase price was allocated to the fair value of assets acquired and liabilities assumed. The allocation to acquired intangible assets included both goodwill and FCC licenses, which are deemed to have indefinite lives, and therefore are not subject to amortization in accordance with the provisions of SFAS No. 142. The goodwill and intangibles were assigned to the Television Stations segment, the majority of which is not deductible for tax purposes. In accordance with SFAS No. 109, “Accounting for Income Taxes,” the Company has recorded deferred taxes for the basis difference related to FCC licenses and other acquired assets and liabilities.

Note 8—Other Acquisitions and Dispositions

In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Company acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. (“Speed Channel”), for approximately $401 million, increasing the Company’s ownership in Speed Channel to approximately 85.46%. As a result, the Company consolidated the results of Speed Channel beginning in July 2001. In October 2001, the Company acquired the remaining 14.54% minority interest in Speed Channel for approximately $111 million bringing the Company’s ownership to 100%. These transactions have been treated as a purchase in accordance with SFAS Nos. 141 and 142.

In July 2001, as a result of the exercise of rights by existing shareholders of Outdoor Life Network, LLC (“Outdoor Life”), the Company acquired 50.23% of Outdoor Life for approximately $309 million. This acquisition resulted in the Company owning approximately 83.18% of Outdoor Life. In October 2001, a shareholder of Outdoor Life acquired the Company’s ownership interest in Outdoor Life for approximately $512 million in cash. During the period from July 2001 until the closing of the sale of Outdoor Life in October 2001, the ownership interest in Outdoor Life was held for sale and control of Outdoor Life was deemed temporary. Therefore, in accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” and EITF 87-11, “Allocation of Purchase Price to Assets to be Sold,” the results of Outdoor Life were not consolidated in the Company’s statement of operations for this period. Upon the closing of the sale of the Company’s ownership interest in Outdoor Life, the Company recognized a gain of $147 million, which was reflected in the unaudited consolidated condensed statement of operations for the quarter ended December 31, 2001.

In October 2001, the Company, Haim Saban and the other stockholders of FFW, sold FFW to The Walt Disney Company (“Disney”) for total consideration of approximately $5.2 billion (including the assumption of certain debt) of which approximately $1.6 billion was in consideration of the Company’s interest in FFW, which was rebranded ABC Family. As a result of this transaction, the Company recognized a pre-tax gain of approximately $1.4 billion, which was reflected in the unaudited consolidated condensed statement of operations for the quarter ended December 31, 2001. The proceeds from this transaction were used to reduce obligations to affiliates of News Corporation. In addition, the Company sublicensed certain post-season Major League Baseball (“MLB”) games through the 2006 MLB season to Disney for aggregate consideration of approximately $675 million, payable over the entire period of the sublicense.

In December 2001, News Corporation acquired from Liberty Media Corporation its 50% interest in International Sports Programming LLC (“Fox Sports International”), in exchange for 3,673,183 ADRs valued at $115 million. Under the terms of the transaction, the Company purchased News Corporation’s acquired interest in Fox Sports International, which increased the Company’s ownership interest from 50% to 100%, in exchange for the issuance of 3,632,269 shares of the Company’s Class A Common Stock. As a result of this transaction, News Corporation’s equity ownership interest in the Company increased from 85.25% to 85.32%. For financial reporting purposes, in accordance with EITF 90-5, the Company recognized the assets and liabilities of Fox Sports International based upon their acquired basis in the News Corporation acquisition and issued 3,632,269 shares of the Company’s Class A Common Stock to News Corporation at that value. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8—Other Acquisitions and Dispositions—continued

In January 2002, the Company acquired an approximate 23.3% interest in the Sunshine Network (“Sunshine”) for approximately $23.3 million. This resulted in the acquisition of a controlling interest in Sunshine and increased the Company’s ownership percentage in Sunshine to approximately 83.3%. In February 2002, the Company acquired an additional approximate 0.4% interest in Sunshine, increasing the Company’s ownership interest to approximately 83.7%. In October 2002, the Company acquired News Corporation’s 9.8% equity interest in Sunshine for consideration of approximately $3 million, its fair market value. This acquisition increased the Company’s ownership interest in Sunshine to 93.7% with the remaining minority interest held by third parties. Since the Company obtained a controlling financial interest upon acquisition in January 2002, Sunshine has been consolidated into the Cable Network Programming segment of the Company as it is now under the control of the Company. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

In August 2002, the Company acquired WPWR-TV in the Chicago designated market area (DMA) from Newsweb Corporation for $425 million. In connection with the preliminary allocation of the purchase price, during the three months ended December 31, 2002, goodwill and deferred taxes were reduced to reflect the difference between the book and tax bases of the net assets acquired. This transaction has been treated as a purchase in accordance with SFAS Nos. 141 and 142.

Note 9—Segment Information

The Company manages and reports its activities in four business segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media primarily in the United States, Canada and Europe, and the production of original television programming in the United States and Canada; Television Stations, which principally consists of the operation of broadcast television stations in the United States; Television Broadcast Network, which principally consists of the broadcasting of network programming in the United States; and Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators in the United States and professional sports team ownership in the United States.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income.

	For the three months ended December 31,		For the six months ended December 31,
	2002	2001	2002	2001
	(in millions)		(in millions)
Revenues:
Filmed Entertainment	$1,338	$1,117	$2,221	$2,056
Television Stations	593	526	1,107	922
Television Broadcast Network	749	722	1,173	1,042
Cable Network Programming	470	376	993	786

Total revenues	$3,150	$2,741	$5,494	$4,806

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 9—Segment Information—continued

	For the three months ended December 31,		For the six months ended December 31,
	2002	2001	2002	2001
	(in millions)		(in millions)
Operating income (loss):
Filmed Entertainment	$260	$121	$365	$244
Television Stations	305	206	514	284
Television Broadcast Network	(154)	(130)	(162)	(173)
Cable Network Programming	89	17	172	1
Other operating charge	—	(909)	—	(909)

Total operating income (loss)	500	(695)	889	(553)

Interest expense, net	(49)	(66)	(95)	(138)
Equity earnings (losses) of affiliates	(12)	(58)	(10)	(109)
Minority interest in subsidiaries	(7)	(11)	(16)	(22)
Other, net	—	1,585	—	1,585

Income before provision for income tax expense and cumulative effect of accounting change	$432	$755	$768	$763

Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $160 million and $135 million for the three months ended December 31, 2002 and 2001, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $320 million and $369 million for the six months ended December 31, 2002 and 2001, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating income generated primarily by the Filmed Entertainment segment of approximately $5 million and $4 million for the three months ended December 31, 2002 and 2001, respectively, has been eliminated within the Filmed Entertainment segment. Intersegment operating income generated primarily by the Filmed Entertainment segment of approximately $20 million and $67 million for the six months ended December 31, 2002 and 2001, respectively, has been eliminated within the Filmed Entertainment segment.

Other operating charge, Interest expense, net, Equity earnings (losses) of affiliates, Minority interest in subsidiaries, Other, net and Provision for income tax expense on a stand-alone basis are not allocated to segments, as they are not under the control of segment management. There is no material reliance on any single customer. Revenues from any individual foreign country were not material in the periods presented.

	As of December 31, 2002	As of June 30, 2002
	(in millions)
Total assets:
Filmed Entertainment	$5,224	$4,454
Television Stations	11,582	10,945
Television Broadcast Network	1,117	828
Cable Network Programming	4,890	5,225
Investments in equity affiliates	1,508	1,424

Total assets	$24,321	$22,876

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 10—Guarantees

The Company, News Corporation and certain of News Corporation’s other subsidiaries are guarantors of various debt obligations of News Corporation and certain of its subsidiaries. The principal amount of indebtedness outstanding under such debt instruments as of December 31 and June 30, 2002 was approximately $8.6 billion and $8.7 billion, respectively. The debt instruments limit the ability of guarantors, including the Company, to subject their properties to liens, and certain of the debt instruments impose limitations on the ability of News Corporation and certain of its subsidiaries, including the Company, to incur indebtedness in certain circumstances. Such debt instruments mature at various times between 2004 and 2096, with a weighted average maturity of over 20 years.

In the case of any event of default under such debt obligations, the Company will be directly liable to the creditors or debtholders. News Corporation has agreed to indemnify the Company from and against any obligations it may incur by reason of its guarantees of such debt obligations. As of December 31, 2002, News Corporation was in compliance with all of its debt covenants and had satisfied all financial ratios and tests and expects to remain in compliance and satisfy all such ratios and tests.

The Company guarantees sports rights agreements of an equity affiliate. This guarantee extends through fiscal 2019. The Company guarantees 70% of the sports rights agreements and has a maximum liability of $1,050 million. The Company would be liable under this guarantee in the event of default of their equity affiliate.

Note 11—Filmed Entertainment and Television Programming Costs, net

Filmed entertainment and television programming costs, net consisted of the following as of:

	December 31, 2002	June 30, 2002
	(in millions)
Filmed entertainment costs:
Films:
Released	$697	$728
Completed, not released	26	80
In production	464	366
In development or preproduction	36	49

	1,223	1,223

Television productions:
Released	486	500
In production	163	94
In development or preproduction	2	7

	651	601

Total filmed entertainment costs, less accumulated amortization	1,874	1,824
Television programming costs, less accumulated amortization	1,323	1,238

Total filmed entertainment and television programming costs, net	$3,197	$3,062

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 12—Minority Interest in Subsidiaries

In March 2001, the Company entered into a series of film rights agreements whereby a controlled consolidated subsidiary of the Company, Cornwall Venture LLC (“NM2”), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation (“TCF”), a subsidiary of the Company, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). NM2 is a separate legal entity from the Company and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest (“Preferred Interest”) to a third party to fund the film financing, which is presented on the consolidated condensed balance sheets as Minority interest in subsidiaries. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the “Preferred Payments”), based on certain reference rates (generally based on commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortization schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interests outstanding was a reduction of $99 million and an increase of $8 million for the six months ended December 31, 2002 and 2001, respectively. These amounts were comprised of issuances by the Company of additional Preferred Interests under the New Millennium II Agreement in the amount of $230 million and redemptions by the Company of Preferred Interests of $329 million during the six months ended December 31, 2002. During the six months ended December 31, 2001, the Company issued additional Preferred Interests under the New Millennium II Agreement in the amount of $376 million and redemptions by the Company of Preferred Interests of $368 million.

As of December 31, 2002, there was approximately $751 million of Preferred Interests outstanding, which are included in the unaudited consolidated condensed balance sheets as Minority interest in subsidiaries. As of June 30, 2002, there was approximately $850 million of Preferred Interests outstanding, which are included in the audited consolidated condensed balance sheets as Minority interest in subsidiaries. The Preferred Payments are recorded as an expense in Minority interest in subsidiaries on the consolidated condensed statements of operations.

A Ratings Trigger Event for the New Millennium II Agreement would occur if News Corporation’s debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, neither News Corporation nor the Company shall, within ten business days after the occurrence of such event, have provided credit enhancement so that the resulting New Millennium II Agreement is rated at least BB+ and Ba1, or

(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than $25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

Through December 31, 2002, no Ratings Trigger Event had occurred. If a Ratings Trigger Event were to occur, then $425 million (or approximately 57% of the outstanding balance as of December 31, 2002) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 13—Contingencies

Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. (“Rainbow”) (a subsidiary of Cablevision Systems Corporation (“Cablevision”)) and Fox Sports Net, Inc. (“Fox Sports Net”) (a subsidiary of the Company) formed Regional Programming Partners (“RPP”) to hold various programming interests in connection with the operation of certain regional sports networks (“RSNs”) (the “Rainbow Transaction”). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed $850 million in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net’s interests in RPP. The buyout price will be the greater of (i) (a) $2.125 billion, increased by capital contributions and decreased by capital distributions, times Fox Sports Net’s interest in RPP plus (b) an 8% rate of return on the amount in (a) or (ii) the fair market value of Fox Sports Net’s interest in RPP. Consideration will be, at Rainbow’s option, in the form of cash or a three-year note with an interest rate of prime plus ½%.

In addition, for 30 days following December 18, 2005 (the “Put Date”) and during certain periods subsequent to the Put Date, so long as RPP has not commenced an initial public offering of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow’s option, either (i) purchase all of its interests in RPP or (ii) consummate an initial public offering of RPP’s securities. The purchase price will be the fair market value of Fox Sports Net’s interest in RPP and the consideration will be, at Rainbow’s option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus ½%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow. Fox Sports Net did not elect to exercise a put right exercisable for the 30 days following December 18, 2002.

In connection with the Rainbow Transaction, Rainbow and Fox Sports Net formed National Sports Partners (“NSP”) in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net (“FSN”), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners (“NAP”), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the Put Date and during certain periods subsequent to the Put Date, so long as NSP and NAP have not commenced an initial public offering of its securities, Rainbow has the right to cause Fox Sports Net to, at Fox Sport Nets’ option, either (i) purchase all of Rainbow’s interests in NSP and NAP, or (ii) consummate an initial public offering of NSP’s and NAP’s securities. The purchase price will be the fair market value of Rainbow’s interest in NSP and NAP and the consideration will be, at Fox Sports Net’s option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus ½%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration paid to Rainbow. Rainbow did not elect to exercise a put right exercisable for 30 days following December 18, 2002.

Note 14—Other, net

For the three and six months ended December 31, 2001, Other, net consisted of $1,439 million and $147 million in gains related to the sale of the Company’s investments in FFW and Outdoor Life, respectively.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 15—Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” required that gains and losses from extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. SFAS No. 13, “Accounting for Leases,” has been amended to require sale-leaseback accounting for certain lease modifications that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 and the amendment to SFAS No. 13 shall be effective for fiscal years and transactions, respectively, occurring after May 15, 2002. The Company adopted the provisions of SFAS No. 145 during fiscal 2002.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair market value when the liability is incurred, rather than upon an entity’s commitment to an exit plan, as prescribed by EITF No. 94-3. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002. The Company will adopt SFAS No. 146 on January 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also incorporates, without change, the guidance in FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which it supersedes. The incremental disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The accounting followed by a guarantor on prior guarantees may not be changed to conform to the guidance of FIN 45. The Company has adopted the incremental disclosure requirements of FIN 45. The Company is currently in the process of evaluating the impact of adopting FIN 45 on its consolidated balance sheets and statements of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years and interim periods beginning after December 15, 2002. The Company continues to account for stock-based employee compensation under the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company will adopt the disclosure provisions of SFAS No. 148 for the interim period beginning January 1, 2003.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires an investor to consolidate a variable interest entity if it is determined that the investor is a primary beneficiary of that entity, subject to the criteria set forth in FIN 46. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities will be initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 is effective for variable interest entities created or entered into after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003. The Company is currently in the process of evaluating the impact of adopting FIN 46 on its consolidated balance sheets and statements of operations.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 16—Subsequent Events

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively the “SportsChannels”) to RPP in connection with the Rainbow Transaction. In March 2003, RPP and Fox Sports Net agreed on a $150 million purchase price for the interest in the SportsChannels, payable in the form of a three-year promissory note of RPP, bearing interest at prime plus 1% and secured by the interests being purchased. The transaction is expected to close in the fourth quarter of fiscal 2003 following receipt of customary regulatory approval. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate. This disposition is not expected to have a material effect on the Company’s financial statements taken as a whole.

In April 2003, News Corporation, General Motors Corporation (“GM”) and Hughes Electronics Corporation (“Hughes”) reached an agreement in which News Corporation would acquire 34% of Hughes. News Corporation will acquire GM’s approximate 19.9% interest in Hughes for $3.8 billion, of which $768 million of the consideration may be paid in News Corporation ADRs. News Corporation will acquire through a merger an additional 14.1% of Hughes for approximately $2.8 billion that is payable, at News Corporation’s option, in cash or News Corporation ADRs. Simultaneously with the closing of this transaction, News Corporation will transfer its 34% ownership interest in Hughes to the Company in exchange for promissory notes representing $4.5 billion and approximately 74.2 million shares of the Company’s Class A Common Stock, thereby increasing News Corporation’s ownership interest in the Company from 80.6% to approximately 82.0%. News Corporation’s voting percentage will remain at 97.0%. The closing of this transaction is subject to a number of conditions, including approval by GM’s shareholders, a tax ruling and regulatory approvals.

In April 2003, a punitive derivative and shareholder class action (Norman Levin et al. v. K. Rupert Murdoch et al., 03 CV 2929) was filed in the United States District Court for the Southern District of New York against the Company and the Company’s board members, alleging among other things that in approving the above-described transaction, they breached their fiduciary duties to the Company’s public shareholders. The action seeks monetary and unspecified equitable relief.

In April 2003, six punitive shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against GM and certain of its board members, alleging that in approving the above-described transaction, the defendants breached their fiduciary duties to public holders of GM’s class H shares. Hughes and its board members are defendants in certain of these actions and also are alleged to have breached fiduciary duties to the same shareholders. News Corporation is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants’ purported breaches of fiduciary duties. The actions seek monetary an injunctive relief, including enjoining consummation of the transaction. News Corporation believes it is entitled to indemnification by GM under the agreements related to the transaction.

Neither News Corporation, the Company nor the Company’s board members have been served. If and when served, they intend to vigorously defend these actions.